UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 5, 2018

AVISTA HEALTHCARE PUBLIC ACQUISITION CORP.

(Exact Name of Registrant as specified in its charter)

Cayman Islands	001-37906	98-1329150
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

65 East 55th Street 18th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 593-6900

(Registrant’s telephone number, including area code)

Not Applicable

(Registrant’s name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to the Merger Agreement

As previously disclosed, on August 17, 2018, Avista Healthcare Public Acquisition Corp., a Cayman Islands exempted company (“AHPAC”), Avista Healthcare Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of AHPAC (“Merger Sub”) and Organogenesis Inc., a Delaware corporation (“Organogenesis”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).

On October 5, 2018, pursuant to Section 9.11 of the Merger Agreement, AHPAC, Merger Sub and Organogenesis entered into an amendment to the Merger Agreement (“Amendment No. 1”). Amendment No. 1, among other things, replaces the Form of Parent Charter upon Domestication attached thereto as Exhibit E and the Form of Parent Bylaws upon Domestication attached thereto as Exhibit F.

Other than as modified pursuant to Amendment No. 1, the Merger Agreement remains in full force and effect. The foregoing description of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 1.

Forward Looking Statements

This Current Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “extend,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of AHPAC, Organogenesis or the combined company after completion of the Business Combination are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed Business Combination contemplated therein; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of AHPAC or other conditions to closing in the Merger Agreement; (3) the ability to meet applicable NASDAQ listing standards; (4) the risk that the proposed Business Combination disrupts current plans and operations of Organogenesis as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Organogenesis may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in the definitive registration statement of AHPAC filed in connection with the proposed Business Combination and the consent solicitation/proxy statement/prospectus contained therein, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission by AHPAC. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. AHPAC and Organogenesis undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Anyone using the presentation does so at their own risk and no responsibility is accepted for any losses which may result from such use directly or indirectly. Investors should carry out their own due diligence in connection with the assumptions contained herein. The forward-looking statements in this press release speak as of the date of this release. Although AHPAC may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so whether as a result of new information, future events, changes in assumptions or otherwise except as required by applicable securities laws.

Disclaimer

This Current Report shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This Current Report relates to a proposed Business Combination between AHPAC and Organogenesis.

Additional Information About the Business Combination

In connection with the proposed Business Combination between Organogenesis and AHPAC, AHPAC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and a consent solicitation/proxy statement/prospectus forming a part thereof (the “Registration Statement”) and will mail a definitive consent solicitation/proxy statement/prospectus and other relevant documentation to AHPAC’s shareholders. AHPAC’s shareholders and other interested persons are advised to read the preliminary consent solicitation/proxy statement/prospectus and the amendments thereto and, when available, the definitive consent solicitation/proxy statement/prospectus and documents incorporated by reference therein as these materials will contain important information about AHPAC, Organogenesis and the Business Combination. The definitive consent solicitation/proxy statement/prospectus will be mailed to AHPAC’s shareholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Shareholders are also able to obtain a copy of the consent solicitation/proxy statement/prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Avista Healthcare Public Acquisition Corp., 65 East 55th Street, 18th Floor, New York, NY 10022.

AHPAC shareholders will be able to obtain free copies of these documents and other documents containing important information about AHPAC and Organogenesis, once such documents are filed with the SEC.

Participants in the Solicitation

AHPAC and its directors, executive officers and other members of its management and employees and Organogenesis and its directors and management may be deemed to be participants in the solicitation of proxies from AHPAC’s shareholders in connection with the proposed Business Combination. Shareholders are urged to carefully read the consent solicitation proxy statement/ prospectus regarding the proposed Business Combination, because it contains important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AHPAC’s shareholders in connection with the proposed Business Combination is set forth in the consent solicitation/proxy statement/prospectus filed with the SEC. Information about AHPAC’s executive officers and directors is also set forth in the consent solicitation/proxy statement/prospectus relating to the proposed Business Combination.

Item 9.01 Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Exhibit

2.1	Amendment No. 1 to Merger Agreement, dated October 5, 2018, by and among Avista Healthcare Public Acquisition Corp., Avista Healthcare Merger Sub, Inc. and Organogenesis, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avista Healthcare Special Acquisition Corp.

By:	/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	General Counsel and Secretary

Date: October 5, 2018